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Zentalis Pharmaceuticals, LLC	Madrid	Washington, D.C.
530 Seventh Avenue, Suite 2201	Milan

New York, New York 10018

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Zentalis Pharmaceuticals, LLC with respect to the omitted portions, which are identified in this letter by the mark “[***].”

March 13, 2020

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:        Rolf Sundwall

                         Daniel Gordon

                         Chris Edwards

                         Mary Beth Breslin

Re: Zentalis Pharmaceuticals, LLC | Anticipated Price Range and Share-Based Compensation | Registration Statement on Form S-1 (File No. 333-236959)

Dear Mr. Sundwall:

On behalf of Zentalis Pharmaceuticals, LLC, (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on January 8, 2020, resubmitted to the

March 13, 2020

Commission on February 14, 2020, and subsequently filed the Registration Statement with the Commission on March 6, 2020. The purpose of this Letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated February 6, 2020. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this Letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff we are providing to the Staff copies of this Letter by hand delivery. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the units underlying your equity issuances and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation and beneficial conversion features.

Estimated Preliminary IPO Price Range

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering of its common stock (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range (assuming a one-to-one conversion ratio of the Company’s units to shares of common stock to be effective prior to the effectiveness of the Registration Statement)1 would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

[1]

The Company advises the Staff that the Company intends to adjust the one-to-one conversion ratio prior to the filing of an amendment to the Registration Statement that includes the Preliminary IPO Price Range, in which case, proportionate changes would be made to the Price Change.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.

March 13, 2020

Summary of Recent Common Unit Grants and Valuation

The Company is supplementally providing information and analysis with respect to equity-based compensation granted to employees and consultants under its equity incentive plans since January 1, 2019.

The Company periodically grants Class B common units (the “Class B Common Units”) to certain of its employees, directors and consultants. These Class B Common Units are issued as “profits interests” as the common units receive distributions only if a certain threshold, which was set by the Board to equal the then total fair value of the Company’s equity as of the grant date for such grant (the “Applicable Grant Date Threshold”), is exceeded. The Applicable Grant Date Threshold impacts the fair value of the Company’s Class B Common Units because distributions, if any, are made in accordance with the priorities set forth in the Company’s limited liability company agreement. Class B Common Units with a lower Applicable Grant Date Threshold are entitled to receive distributions before Class B Common Unit holders with a higher Applicable Grant Date Threshold.

The estimated fair value of the Company’s Class B Common Units has been determined as of each grant date, with input from management, considering third-party valuations of Class B Common Units, as well as management’s assessment of additional objective and subjective factors that it believed were relevant to the estimated fair value of the Class B Common Units. The valuation methodology as described below has been applied as there has been no public market to date for the common units of the Company. The third-party valuations were performed consistent with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of units to determine the estimated fair value of its Class B Common Units at each valuation date.

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred units, as well as their rights to participation. Thus, the value of the common units can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common unit has value only if the funds available for distribution to unitholders exceed the value of the liquidation preference at the time of a liquidity event.

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per unit based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each unit class.

Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.

March 13, 2020

Additionally, as the common units represent a non-marketable interest in a private enterprise, an adjustment to the preliminary value estimates must be made to account for the lack of liquidity that a unitholder may experience. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

In order for the Board to determine the estimated fair value of the Class B Common Units, the OPM methodology was utilized for the independent third-party valuations of the Class B Common Units as of December 4, 2018 (the “December 2018 Valuation”). The Hybrid Method was utilized for the independent third-party valuations of the Class B Common Units as of September 6, 2019 (the “September 2019 Valuation”) and December 3, 2019 (the “December 2019 Valuation”) because the Company had improved visibility into the timing of a potential IPO.

At each grant date, management evaluated any recent events and their potential impact on the estimated fair value per unit of the Class B Common Units. For grants of awards made on dates for which there was no contemporaneous independent third-party valuation, management determined the estimated fair value of the Class B Common Units on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. If deemed appropriate, the Company reassessed the fair value of the aforementioned awards based on a straight-line method between the valuation preceding and subsequent to the grant date.

In connection with valuations as of and prior to the December 2018 Valuation, the Company considered a combination of the guideline public company method and the precedent transaction method, both forms of the market approach, to estimate the Company’s equity value, and then allocated value to the common units using the OPM. For the precedent transaction method, the most recent arm’s length convertible preferred unit financing was considered. For the guideline public company method, various financial metrics of similar development-stage publicly traded biotechnology guideline companies were considered. For both the September 2019 Valuation and the December 2019 Valuation, the valuation methodology changed to the use of a Hybrid Method incorporating the OPM and PWERM methodologies. The change in methodology reflected the Company’s improved visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value if an IPO was not achieved.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.

March 13, 2020

The following table summarizes by grant date the number of Class B Common Units granted since January 1, 2019, as well as the associated Applicable Grant Date Threshold and the estimated fair value per Class B Common Unit on the grant date at the Applicable Grant Date Threshold.

Grant Date	Number of Class B Common Units Granted	Applicable Grant Date Threshold	Estimated Fair Value Per Unit
1/31/2019	42,000	$143,800,076	$1.88
3/18/2019	5,500	$143,800,076	$1.95
4/1/2019	25,000	$143,800,076	$1.98
5/21/2019	3,000	$143,800,076	$2.01
6/3/2019	500	$143,800,076	$2.04
6/17/2019	15,000	$143,800,076	$2.04
9/10/2019	262,545	$309,824,355	$2.14
9/16/2019	15,000	$309,824,355	$2.14
12/3/2019	714,000	$309,824,355	$3.06
12/6/2019	8,000	$309,824,355	$3.06
12/9/2019	5,000	$309,824,355	$3.06
1/6/2020	70,000	$309,824,355	$3.06

The Company has not granted any additional equity awards since January 6, 2020.

January 2019 to June 2019 Class B Common Unit Grants.

The Company’s Board determined that the Applicable Grant Date Threshold for grants of Class B Common Units was $143,800,076.77, and management estimated the fair value of the Company’s Class B Common Units ranged from $1.88 to $2.04 per unit for the grants awarded from January 31, 2019 to June 17, 2019 based on objective and subjective factors that it believed were relevant and the results of the December 2018 Valuation. The Applicable Grant Date Threshold was supported by the value reflected in the recently closed Series B Convertible Preferred Unit offering.

In the December 2018 Valuation, the independent third-party valuation specialist relied on the OPM methodology to derive and allocate the implied equity value for the Company. In conjunction with the OPM methodology, the valuation firm utilized both the guideline public company method and the precedent transaction or backsolve method, to determine the implied total value of the Company. The guideline public company method considered various financial metrics of publicly traded guideline companies, including growth metrics, valuation multiples and venture capital rates of return commensurate with the stage of the Company at the time of the valuation. In addition, both a protective put-option analysis based on the Asian Protective Put Method and an option-based approach based on the Finnerty Model were performed in an effort to estimate the appropriate DLOM for the Class B Common Units. After consideration of the above, the DLOM was concluded to be 25% for the December 2018 Valuation. The December 2018 Valuation estimated the fair value of the Class B Common Units to range from $1.85 to $2.01 based on the applicable participation threshold.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.

March 13, 2020

As the Company progressed toward the initiation of a Series C Preferred Unit private financing that was completed in September 2019, the valuation firm considered the receipt of the proposed terms from existing and other potential investors to purchase $85.0 million of the Company’s Series C Convertible Preferred Units at $17.50 per unit (the “Proposed Series C Terms”) to determine the fair value of Class B Common Unit awards granted. Subsequent to the issuance of the awards from January 31, 2019 to June 17, 2019, the Company concluded on the Class B Common Unit fair value related to the aforementioned awards in light of the September 2019 Valuation (see below). As no significant milestones occurred between the December 2018 and September 2019 Valuation, the Company’s concluded fair value was based on a straight-line method between the December 2018 Valuation and the September 2019 Valuation which resulted in a weighted-average grant date estimated fair value of $1.94 per unit. The concluded grant date estimated fair value for these grants is reflected in stock-based compensation expense within the Company’s statement of operations for the year ended December 31, 2019 included in the Registration Statement.

September 2019 Class B Common Unit Grants.

The Company’s Board determined that the Applicable Grant Date Threshold for grants of Class B Common Units was $309,824,355.00, and management estimated the fair value of the Company’s Common Units was $2.14 per unit as of each of September 10, 2019 and September 16, 2019 based on objective and subjective factors that it believed were relevant and the results of the September 2019 Valuation. The Applicable Grant Date Threshold was supported by the value reflected in the September 2019 Series C Convertible Preferred Unit offering.

For the September 2019 Valuation, the Company estimated the fair value of the Class B Common Units by using the Hybrid Method, estimating the probability-weighted value across multiple scenarios, including with the OPM (stay private scenario) being weighted at 85% and the PWERM (IPO scenario) being weighted at 15%.

For the stay private scenario, the market approach, utilizing the precedent transaction or backsolve method and application of the OPM, was used to determine and allocate the implied equity value for the Company by accounting for all unit class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the September 2019 Valuation, the backsolve method reflected the Company’s finalized Series C Convertible Preferred Unit financing. In addition, both a protective put-option analysis based on the Asian Protective Put Model and an option-based approach based on the Finnerty Model were performed in an effort to estimate the appropriate DLOM for the Class B Common Units. After consideration of the above, the DLOM was concluded to be 30% for the OPM portion of the September 2019 Valuation for the stay private scenario.

For the IPO scenario, the future equity value at an expected IPO date was discounted to present value and allocated to the outstanding units of Convertible Preferred Units, Class A Common Units and Class B Common Units, based on the rights and preferences of each class of equity. The valuation firm deemed it appropriate to allocate a 15% weighting for the IPO scenario because at the time of the valuation, the Company had not yet completed its IPO organizational meeting which occurred on November 25, 2019. In addition, both a protective put-option analysis based on the Asian Protective Put Model and an option-based approach based on the Finnerty Model were performed in an effort to estimate the appropriate DLOM for the Class B Common Units. After consideration of the above, the DLOM was concluded to be 17% for the September 2019 Valuation for the IPO scenario.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.

March 13, 2020

December 2019 to January 2020 Class B Common Unit Grants.

The Company’s Board determined that the Applicable Grant Date Threshold for grants of Common Units was $309,824,355.00, and management estimated the fair value of the Company’s Common Units was $3.06 per unit as of each of December 3, 2019, December 6, 2019, December 9, 2019 and January 6, 2020 based on objective and subjective factors that it believed were relevant and the results of the December 2019 Valuation.

For the December 2019 Valuation, the valuation firm estimated the fair value of the Class B Common Units by using the Hybrid Method, estimating the probability-weighted value across multiple scenarios, including with the OPM (stay private scenario) being weighted at 50% and the PWERM (IPO scenario) being weighted at 50%.

For the stay private scenario, the market approach, considering venture capital rates of return commensurate with the stage of the Company at the time of the valuation and application of the OPM, was used to determine and allocate the implied equity value for the Company by accounting for all unit class rights and preferences. In addition, both a protective put-option analysis based on the Asian protective put method and an option-based approach based on the Finnerty Model were performed in an effort to estimate the appropriate DLOM for the Class B Common Units. After consideration of the above, the DLOM was concluded to be 29% for the OPM portion of December 2019 Valuation for the stay private scenario.

For the IPO scenario, the future equity value at an expected IPO date was discounted to present value and allocated to the outstanding units of Convertible Preferred Units, Class A Common Units and Class B Common Units, based on the rights and preferences of each class of equity. The valuation firm deemed it appropriate to allocate a 50% weighting for the IPO scenario because at the time of the valuation, the Company had recently completed its IPO organizational meeting which occurred on November 25, 2019 which gave the Company visibility into the probability and timing of potential future outcomes. However, intent to file a registration statement and exit via an initial public offerings does not necessarily mean that the Company would be successful doing so. Unexpected systemic events like a decline in valuations of comparable companies, poor trading performance of companies with recently completed IPOs, geopolitical and global health risks, or other Company specific events like an unfavorable data readout from our clinical trials prior to the IPO could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the participants at the organizational meeting had not yet provided pricing indications.

In addition, both a protective put-option analysis based on the Asian Protective Put Model and an option-based approach based on the Finnerty Model were performed in an effort to estimate the appropriate DLOM for the Class B Common Units. After consideration of the above, the DLOM was concluded to be 14% for PWERM portion of the December 2019 Valuation for the IPO scenario.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.

March 13, 2020

Comparison of the Most Recent Valuations and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the offering was not derived using a formal determination of estimated fair value, but was determined based on discussions between the Company and the Underwriters. Prior to March 3, 2020, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the most recent valuations and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•

The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability-weighted, in contrast to the Company’s prior valuations of common units, which considered other potential scenarios, which would have resulted in lower value of its common units than an IPO. If the Company had applied a weighting of 100% to the IPO scenario prior to corporate conversion, the fair value of the Company’s Class B Common Units at participation threshold of $309,824,355.00 in the September 2019 Valuation and December 2019 Valuation, would have been $5.40 and $5.13 per unit, respectively (before giving effect to any DLOM).

•

The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common units. As described above, a DLOM was applied in the third-party valuation reports completed in September 2019 and December 2019.

•

The Company’s preferred units currently have substantial economic rights and preferences over its common units. The Preliminary IPO Price Range assumes the conversion of all of the Company’s preferred units into shares of common stock upon the Company’s conversion from a Delaware limited liability company to a Delaware corporation immediately prior to the effectiveness of the Registration Statement, eliminating the superior economic rights and preferences of its preferred units as compared to its common units.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.

March 13, 2020

•

The successful completion of the IPO would significantly strengthen the Company’s balance sheet and cash position, provide access to additional public equity going forward, increase the Company’s strategic flexibility and increase attractiveness of the Company’s equity as a currency to compensate employees and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•

Input received from the Underwriters, including further discussions that took place on or following February 25, 2020 and March 5, 2020 with senior management of the Company and its Board, incorporating feedback from qualified potential investors obtained during testing-the-waters meetings in the first quarter of 2020.

Furthermore, the Company also notes that it has made progress in its business from the time of the December 2019 Valuation through the determination of the Preliminary IPO Price Range. These developments include the following:

•	As disclosed in the Registration Statement, the additional interim and preliminary clinical data on the Company’s SERD and EGFR inhibitor clinical programs.

•	As disclosed in the Registration Statement, in January 2020, the Company initiated its Phase 1 Window of Opportunity Study evaluating ZN-c5, the Company’s oral SERD product candidate.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its common units used in connection with the Class B Common Unit grants and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Anthony Y. Sun, M.D., Chief Executive Officer, Zentalis Pharmaceuticals, LLC, 530 Seventh Avenue, Suite 2201, New York, New York, telephone (212) 433-3791, before it permits any disclosure of the underlined and highlighted information contained in this Letter.

Please direct any questions or comments regarding this Letter or the Registration Statement to me at (212) 906-2916. Thank you for your assistance.

Sincerely,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.

March 13, 2020

Enclosures

cc: (via e-mail)

Anthony Y. Sun, M.D., Chief Executive Officer, Zentalis Pharmaceuticals, LLC

Cheston Larson, Latham & Watkins LLP

Matthew Bush, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Richard Segal, Cooley LLP

Allison Haggerty, Cooley LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ZENTALIS

PHARMACEUTICALS, LLC.